Exhibit 99.1

TARGET LOGISTICS, INC. THIRD QUARTER NET INCOME UP 130%

Contact:

Paul G. Henning
Cameron Associates
212 554 5462
paul@cameronassoc.com

Quarterly Highlights:
•	Revenue up 18.2%
•	Operating Income up 135%

Baltimore, Maryland- May 3, 2006 - Target Logistics, Inc. (OTC BB: TARG), a domestic and international freight forwarder and logistics provider, today announced net income for the third quarter of FY 2006, ended March 31, 2006 of $609,642 or $.03 per diluted share ($0.04 per basic share), an increase of 130% compared to $264,894 or $.01 per diluted and basic share reported in the third quarter ended March 31, 2005. Third quarter revenue was $37.1 million, an increase of 18.2% from the $31.4 million reported in the comparable 2005 fiscal period.

Operating income for the 2006 third quarter was $1,107,182 an increase of 135% over the $471,316 reported in the comparable 2005 third quarter.

For the nine month period ended March 31, 2006, net income increased 95% to $2.06 million, or $.10 per diluted share ($0.12 per basic share); compared to $1.06 million or $.05 per diluted share ($0.05 per basic share) for the nine month period ended March 31, 2005. Nine month revenue increased 18% to $120.0 million from the $101.7 million reported in the comparable FY 2005 period.

Operating income for the nine month period of FY 2006 was $3,754,818, increasing 88% from the $1,993,955 reported in the FY2005 comparable nine month period.

“We believe that the continued accelerating growth in our operating income is a result of realizing the leverage of our growing freight volumes on both our costs of transportation and our infrastructure, said Stuart Hettleman, President and Chief Executive Officer. “In addition to our strong four year record of accelerated growth in operating income, we continue to have consistent year on year reductions in SG&A as a percentage of revenue. This percentage has seen a reduction from 33% in fiscal 2003 to 31.7% in fiscal 2004 to 30.1% in fiscal 2005. For the first nine months of fiscal 2006, the percentage stands at 28.4%. As we continue to have steady growth in revenue, we expect to see this leverage further allow us to continue to report strong improvements in our bottom line performance.”

Philip Dubato, Chief Financial Officer of Target Logistics said, “Our continuing strong financial performance allowed the company to successfully convert all of our outstanding Class C preferred stock into common stock in March of this year. In FY 2005, we paid $197,000 in dividends for the Class C preferred, which no longer will be a Company requirement.”

Target Logistics will hold a conference call at 4:00 PM. ET on Wednesday, May 3, 2006. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at.  http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1306759. The call will also be available by dialing (866) 510-0710, or for international callers, (617) 597-5378 and by using the confirmation code 41966498. A replay of the teleconference will be available until June 3, 2006 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 93117878.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 34 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

--Financial tables to follow--

Target Logistics, Inc. and Subsidiaries
Consolidated Statements of Operations
(unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2006	2005	2006	2005

Operating revenues	$37,114,144	$31,394,399	$119,964,069	$101,654,195
Cost of transportation	25,393,650	21,010,858	82,196,489	69,224,605
Gross profit	11,720,494	10,383,541	37,767,580	32,429,590

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	3,306,961	3,692,913	12,092,788	11,963,888
SG&A - Target subsidiary	6,807,242	5,840,371	20,475,522	17,308,705
SG&A - Corporate	333,221	269,478	997,728	827,390
Depreciation and amortization	165,888	109,463	446,724	335,652
Selling, general and administrative expenses	10,613,312	9,912,225	34,012,762	30,435,635

Operating income	1,107,182	471,316	3,754,818	1,993,955

Other expense:
Interest expense	(40,611)	(10,954)	(118,519)	(63,807)

Income before income taxes	1,066,571	460,362	3,636,299	1,930,148
Provision for income taxes	456,929	195,468	1,573,265	874,290
Net income	$609,642	$264,894	$2,063,034	$1,055,858

Net Income per share attributable to common shareholders:
Basic	$0.04	$0.01	$0.12	$0.05
Diluted	$0.03	$0.01	$0.10	$0.05

Weighted average shares outstanding:
Basic	16,692,679	15,834,445	16,203,763	15,829,632
Diluted	21,490,385	21,510,082	21,490,361	21,489,936

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	March 31,	June 30,
	2006	2005
	(unaudited)	(audited)

Cash and cash Equivalents	$6,056,681	$6,525,577

Total Current Assets	$29,860,566	$28,789,386

Total Assets	$45,321,863	$42,599,718

Current Liabilities	$23,680,041	$23,062,048

Long Term Liabilities	$543,514	$377,911

Working Capital	$6,180,525	$5,727,338

Shareholders' Equity	$21,098,308	$19,159,759

Credit Line Availability	$9,354,424	$10,256,965